

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Mr. Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park
Abbott Park, IL 60064

Re: **Abbott Laboratories**
               Item 4.01 Form 8-K dated December 14, 2012
               Filed December 20, 2012
               File No. 001-02189

Dear Mr. Freyman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Jim B. Rosenberg

                           Jim B. Rosenberg
                           Senior Assistant Chief Accountant